ZURICH

09045321

SEC Mail Processing Section

FEB 06 2009

Washington, DC
111

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
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Your reference File No. 82-5089

Our reference MS / BC

Date February 05, 2009

SUPPL

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 51
Direct Fax +41 (0)44 625 08 51
marianne.stuck@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich announces USD 5.2 billion business operating profit and USD 3.0 billion net income for 2008" dated February 5, 2009

- Link to the material published on Zurich's Website

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Stuck

Marianne Stuck
Corporate Legal Adviser

PROCESSED
MAR 2 2009
THOMSON REUTERS

Enclosures

46674-03

investor relations/Home-Office/Zurich
Sent by: Karin Winter

05.02.2009 07:13

To meldepflichten@six-group.com

cc Raffaella Russi/Home-Office/Zurich@Zurich, Claudia Biedermann/Home-Office/Zurich@ZURICH, Ulrich Marti/Home-Office/Zurich@ZURICH

bcc

Subject Board Circular No. 1, Point 2.01

Zurich HelpPoint

Dear Madam / Sir,

Based on Admission Board Circular No. 1, Point 2.01, Zurich Financial Services reports that the following financial documents of its Annual Report 2008 are published today on the Zurich Website:

- Financial Highlights
- Financial Review
- Risk Review
- Consolidated Financial Statements
- Embedded Value Report
- Financial Supplements

They can be found on
http://www.zurich.com/main/investors/resultsandreports/resultsday/introduction.htm

Yours sincerely, Investor Relations

Investor Relations

Investor Relations
Zurich Financial Services
Mythenquai 2
CH-8022 Zurich, Switzerland

Office: +41(0)44 625 2299
Fax: +41(0)44 625 3618

E-Mail: investor.relations@zurich.com
Internet: http://www.zurich.com/

News Release

ZURICH®

Zurich announces USD 5.2 billion business operating profit and USD 3.0 billion net income for 2008

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, February 5, 2009 – Zurich Financial Services Group (Zurich) announced today a net income[1] after tax of USD 3 billion for 2008 as well as a CHF 11.00 gross dividend proposal. While the heightened financial pressures of the latter half of the year led to annual and quarterly reductions in net income and business operating profit, the Group's disciplined approach to operational and risk management issues generated resilient operating results across its core business segments as well as a positive investment return. Furthermore, the Group's business operating profit post-tax return on equity continued to remain above its mid-term target of 16%.

"These results illustrate the quality of our business model and the value of our risk and investment management strategies, particularly in view of the rapidly deteriorating global economic environment," remarked Zurich's Chief Executive Officer James J. Schiro. "Looking forward, we do not see significant improvements in the economic environment in the near term, but our strong balance sheet, operational capabilities and well-balanced portfolio of businesses position us well to continue executing on our strategy."

Performance highlights[2] include:

- **Business operating profit (BOP) of USD 5.2 billion, a decrease of 23%. BOP return on equity (ROE)[3] after tax of 16.8%**
- **Net income of USD 3.0 billion, a decrease of 47 %. ROE of 12.1%**
- **General Insurance gross written premiums and policy fees of USD 37.2 billion, up 4% or 2% in local currencies, and a combined ratio of 98.1%**
- **Global Life new business value[4], after tax, up 3% to USD 753 million, with new business margin, after tax (as % of APE), of 23.1% and APE up 11% or 10% in local currencies**

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- **Farmers Management Services' management fees and other related revenues up 8% to USD 2.5 billion**
- **Shareholders' equity of USD 22.1 billion, a decrease of 24%**
- **Diluted earnings per share of CHF 23.35, down 50%**

Attesting to its execution capabilities, Zurich managed to generate operating profits in each discrete quarter of 2008. This includes a business operating profit of USD 1.0 billion and net income after tax attributable to shareholders of USD 205 million in the fourth quarter stand-alone, demonstrating the Group's continued resilience in face of a deteriorating economic environment.

Against the backdrop of a very challenging year, the Zurich Board of Directors will propose to the Annual General Meeting on April 2, 2009 a gross dividend of CHF 11.00 per share, representing a 47% payout of earnings to shareholders and a 26% decrease over last year's CHF 15.00 gross dividend.

Commenting on the proposed dividend, Mr. Schiro said: "The proposal reflects our confidence in Zurich's business strategy while balancing the need to retain a strong and prudent solvency position."

In a year characterized by exceptionally challenging market conditions, Zurich continued to capitalize on its selective growth efforts by delivering profitable growth in attractive life and general insurance markets across Europe, the US and emerging markets. This growth was driven by organically expanding and refining its product base, enhancing distribution capabilities and increasing the effectiveness of Zurich's customer-focused brand positioning. In addition, the Group continued the successful integration of acquired operations onto the Zurich operating platforms, including eight acquisitions in 2008. Further testaments to these successes

were the ability to attract quality hires from across the industry and broaden the talent pool within the organization.

Starting from The Zurich Way (TZW) initiatives, the Group has also continued to transform its operating platforms to bolster the effectiveness and efficiency of its business. The benefits from these initiatives in 2008 comfortably exceeded the after-tax operational improvement target of USD 800 million. In driving these efforts further, the Group has, as already announced, extended and increased its targets under the program to USD 2.7 billion from 2009 to 2011, or USD 900 million for each of the three years.

In addition, the Group continues to assess its previously announced 2009 expense reduction target of USD 200 million and will be taking further cost containment actions to deliver at least another USD 200 million of expense reductions.

"Reducing cost, increasing efficiencies and sharpening our customer focus across all our businesses will be particularly critical in this market environment," Zurich's Chief Financial Officer Dieter Wemmer said. "Thanks to our proven track record of TZW initiatives, we are confident in our ability to manage and control expenses."

Segment performance

General Insurance:

in USD millions, for the years ended December 31	2008	2007	Change in USD	Change in LC
General Insurance gross written premiums and policy fees	37,151	35,650	4%	2%
General Insurance business operating profit	3,535	4,024	(12%)	
General Insurance combined ratio (in %)	98.1%	95.6%	(2.5 pts)	

General Insurance continued to benefit from its well-diversified book of business, delivering selective top line growth and a resilient bottom line despite a competitive market environment. Business operating profit was down 12% to USD 3.5 billion, largely reflecting the impact of lower premium rates in certain commercial and corporate lines of business, but benefited from top and bottom line growth in Europe and select emerging markets. The combined ratio increased by 2.5 percentage points to 98.1%, mainly driven by increases in the loss ratio.

Gross written premiums and policy fees increased overall by 2% in local currencies (4% in dollar equivalent terms) as a result of selective growth. Organic expansion and the impact of integrating recent acquisitions contributed in equal amounts to this growth, reflecting General Insurance's focus on attractive market segments such as personal and small business lines in Europe as well as in key emerging markets. Meanwhile, declines in premium volumes through reduced exposures occurred mainly in areas where the competitive environment led customers to decline offered rate levels required to meet technical price targets, such as in certain commercial lines in the US and UK. Finally, rate pressure continued to slow, in particular where rates had previously been most under pressure, with continued improvements in price trends now evident across a number of markets and resulting in a positive rate change in the last quarter of 2008.

The results of the business divisions were mixed. Europe General Insurance delivered profitable growth of 7% in local currencies through a combination of enhanced product propositions, effective distribution initiatives, improved renewal rates and successfully integrated acquisitions. At North America Commercial, the continued application of enhanced segmentation techniques, underwriting discipline and proactive targeting of profitable lines of business mitigated a significant portion of the effects of a challenging rate environment. The Group, though, still experienced reduced premium

volumes where margins were most under pressure while at the same time the effects of the recent hurricanes also drove down profitability. Global Corporate's gross written premiums slightly increased in local currencies, reflecting higher new business levels in Europe and Asia, while large and weather-related losses in North America and Australia lowered profitability. International Businesses continued to experience significant premium growth of 10% in local currencies, coupled with an improvement in profitability by more than 40%, reflecting strong rate movements in Australia as well as new product lines and distribution channels in Latin America.

"Our focus in 2009 will be on two areas," according to John Amore, CEO General Insurance. "The first will be securing adequate rates, and based on our Global Corporate January renewals, where our average renewal rates increased over 5% in the US and 1% in Europe, we expect to see a continuation of last year's positive pricing trends. Our second priority will be to continue to rigorously manage our expenses in response to market conditions."

Global Life:

in USD millions, for the years ended December 31	2008	2007	Change in USD	Change in LC
Global Life gross written premiums, policy fees and insurance deposits	21,863	21,703	1%	(2%)
Global Life business operating profit	1,480	1,443	3%	
Global Life new business annual premium equivalent (APE)	3,261	2,947	11%	10%
Global Life new business margin, after tax (as % of APE)	23.1%	24.7%	(1.7 pts)	
Global Life new business value, after tax	753	729	3%	

The Global Life segment continued to deliver a strong performance, particularly in view of the current market environment. New business value, after tax, increased by 3% to USD 753 million. Business operating profit also went up by 3% to USD 1.5 billion as a result of improved operating performances, primarily in Germany and the UK. New business annual

premium equivalent (APE) grew by 11%, or 10% in local currencies, reflecting significant increases in sales volumes in Spain, Germany and Latin America, along with solid growth in Zurich International Solutions (ZIS), Switzerland and the UK despite very challenging markets. While these results were in part offset by lower volumes in the US and Hong Kong as well as reduced margins in the UK, Hong Kong, Ireland and Spain, the new business margin remained overall at a continuing strong level of 23.1%.

The main drivers of APE growth came from the Bancassurance global distribution and the Corporate Life global proposition pillars. Bancassurance was supported by the growth in Spain from the acquired operations and increases in the unit-linked pension volumes in Germany, while Corporate Life saw continued growth in the international group protection business in ZIS. Underscoring the fast and effective integration of the Group's 50% stakes in the insurance operations of Banco Sabadell S.A. and Caixa d'Estalvis de Sabadell in Spain, the newly acquired operations accounted for USD 226 million of APE, positioning Zurich as the second largest life insurer in Spain.

Commenting on market expectations in 2009, Global Life CEO Mario Greco said: "Global Life expects to see a continuation of the trend towards increased demand for protection products and changes in our customers' saving patterns. We are well placed to respond with a broad mix of products and distribution capabilities, as well as an efficient global business model."

Farmers Management Services:

in USD millions, for the years ended December 31	2008	2007	Change in USD	Change in LC
Farmers Management Services management fees and other related revenues	**2,458**	2,266	8%	8%
Farmers Management Services gross management result	**1,141**	1,056	8%	
Farmers Management Services business operating profit	**1,202**	1,271	(5%)	
Farmers Management Services managed gross earned premium margin	**6.9%**	6.8%	0.1 pts	

Farmers' management fees and other related revenues grew by 8% to USD 2.5 billion, as the Farmers Exchanges, which Zurich manages but does not own, delivered 6% premium growth in 2008 despite flat market conditions. The gross management result improved by 8%, resulting in a slight increase of the managed gross earned premium margin to 6.9%. Business operating profit decreased 5% to USD 1.2 billion, largely driven by lower investment income as a result of markedly higher dividends and cash transfers to the Corporate Center, reflecting the Group's consistent capital management strategy.

The Exchanges' strong growth was driven in part by continuing the successful rollout of Bristol West's products throughout the Exchanges' distribution platform, with Bristol West's premiums growing strongly by 25% and accounting for 3.1 percentage points of growth. The transfer of North America Commercial's Small Business Solutions book, which is progressing according to plan, contributed another 2.3 percentage points. Farmers also continues to make investments to further support profitable growth by distribution and products through various initiatives such as growing the Exchanges' increasingly productive tied-agent sales force, focusing on growing ethnic customer groups as well as targeting growth in the independent agency channel in the Eastern United States.

In terms of market expectations for 2009, Farmers Chairman Paul Hopkins commented: "Despite the highly challenging US personal lines environment, the ongoing success of our strategy gives us confidence that the Exchanges will be able to continue to outperform the market without sacrificing profitability, as we accelerate our effective growth strategies and leverage our underwriting, pricing, and expense management discipline."

Other Businesses: With adverse financial market trends accentuating in the fourth quarter, the Group's run-off and non-core businesses generated a business operating loss of USD 260 million compared to a profit of USD 779 million in 2007. The decrease was primarily driven by the impact of adverse equity market movements and widening credit spreads on Group investments as well as the strengthening of certain insurance liabilities.

Group investments:

in USD millions, for the years ended December 31	2008	2007	Change in USD	Change in LC
Group investments average invested assets	185,558	191,790	(3%)	
Group investments results, net	5,832	10,094	(42%)	
Group investments return (as % of average invested assets)	3.1%	5.3%	(2.1 pts)	
Group investments total return (as % of average invested assets)	1.0%	3.9%	(2.8 pts)	

The Group's total return on Group investments, including investment income, realized losses and impairments as well as changes in unrealized losses reported in shareholders' equity, was 1.0%. This is an excellent total investment return during a year characterized by exceptional market dislocations and reflects a continued commitment to managing assets relative to liabilities on a risk-adjusted basis. The net investment result for Group investments, which includes investment income and realized losses and impairments, contributed USD 5.8 billion, a return of 3.1%, to the Group's profit and loss statement in spite of net capital losses on Group investments of USD 2.9 billion. These net capital losses were driven by USD 2.5 billion of impairments, split equally between equity impairments and impairments on debt securities.

Capital management

In 2008, Zurich paid out through dividends and share buyback programs approximately USD 3.1 billion. In conjunction with net unrealized capital losses of USD 3.2 billion, translation adjustments related to foreign exchange movements of USD 2.7 billion and net actuarial losses on pension

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plans of USD 1.1 billion, these developments resulted in a decrease in shareholders' equity of 24%.

As reflected in the proposed payout to shareholders in the form of a gross dividend of CHF 11.00 per share, the Group's dividend policy targets to strike a reasonable balance between a prudent capital management strategy that reflects the difficult and uncertain environment and preserving competitive dividend levels.

With Zurich's capital surplus reflecting a strong Group solvency position, the Group remains confident that it is not only well positioned to weather the current financial-market crisis but to take advantage of opportunities both currently and once a more stable economic environment returns.

[1] Attributable to shareholders.

[2] All comparisons refer to the full year 2007 unless stated otherwise.

[3] ROE calculated on common shareholders' equity. See the Financial Supplement and the Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[4] Calculated on the European Embedded Value basis.

The results presentation can be followed live via webcast or conference call starting at 10.30 a.m. CET (9.30 a.m. GMT).

Conference call dial-in numbers are

Europe and RoW	+41 (0)91 610 5600
USA	+1 (1)866 291 4166
United Kingdom	+44 (0)20 7107 0611

Please dial in 10 to 15 minutes prior to the beginning of the conference in order to register.

The presentation to analysts and investors will be video webcast on our Web site www.zurich.com live, followed by a webcast playback available after 3 p.m. CET.

The **presentation** to analysts and media, as well as supplemental information including information on the business divisions and the discrete fourth quarter results, will be available on our Web site www.zurich.com. The presentation to analysts and media will be published at 10:00 a.m. CET.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the years ended December 31, 2008 and 2007, respectively. All amounts are shown in USD millions and rounded to the nearest million unless otherwise stated with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. This document should be read in conjunction with the Zurich Financial Services Group Annual Report 2008. Certain comparatives have been restated as a result of a change in accounting policy. Comparatives for return on common shareholders' equity and business operating profit (after tax) return on common shareholders' equity have also been restated as we have changed the calculation from a compound to a linear basis.

in USD millions, for the years ended December 31, unless otherwise stated	2008	2007	Change in USD[1]	Change in LC[1]
Business operating profit	5,186	6,707	(23%)	
Net income attributable to shareholders	3,039	5,714	(47%)	
General Insurance gross written premiums and policy fees	37,151	35,650	4%	2%
Global Life gross written premiums, policy fees and insurance deposits	21,863	21,703	1%	(2%)
Farmers Management Services management fees and other related revenues	2,458	2,266	8%	8%
General Insurance business operating profit	3,535	4,024	(12%)	
General Insurance combined ratio	98.1%	95.6%	(2.5 pts)	
Global Life business operating profit	1,480	1,443	3%	
Global Life new business annual premium equivalent (APE)	3,261	2,947	11%	10%
Global Life new business margin, after tax (as % of APE)	23.1%	24.7%	(1.7 pts)	
Global Life new business value, after tax	753	729	3%	
Farmers Management Services gross management result	1,141	1,056	8%	
Farmers Management Services business operating profit	1,202	1,271	(5%)	
Farmers Management Services managed gross earned premium margin[2]	6.9%	6.8%	0.1pts	
Group investments average invested assets	185,558	191,790	(3%)	
Group investments results, net	5,832	10,094	(42%)	
Group investments return (as % of average invested assets)	3.1%	5.3%	(2.1 pts)	
Group investments total return (as % of average invested assets)[3]	1.0%	3.9%	(2.8 pts)	
Shareholders' equity	22,103	28,945	(24%)	
Diluted earnings per share (in USD)	21.63	39.29	(45%)	
Diluted earnings per share (in CHF)	23.35	47.11	(50%)	
Book value per share (in CHF)	167.92	229.39	(27%)	
Return on common shareholders' equity (ROE)	12.1%	21.3%	(9.2 pts)	
Business operating profit (after tax) return on common shareholders' equity	16.8%	18.9%	(2.1 pts)	

[1] Parentheses around numbers represent an adverse variance.
[2] Farmers Management Services' managed gross earned premium margin is calculated as gross operating profit of Farmers Management Services divided by the gross earned premium of the Farmers Exchanges, which we manage but do not own.
[3] Group investments total return includes net investment income, realized gains/losses on investments and impairments through income statement as well as movements in unrealized losses reported in shareholders' equity.

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Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services and its Group and on whether the targets will be achieved. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

This communication does not constitute an offer or an invitation for the sale or purchase of securities in any jurisdiction.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

END